Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2019

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2019

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	September 30	December 31
	2019	2018
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	5,907	7,506
Short-term bank deposits	-	4,015
Accounts receivable	-	725
Other current assets	297	220
TOTAL CURRENT ASSETS	6,204	12,466
NON-CURRENT ASSETS:
Property and equipment	217	224
Right to use assets	295	-
Intangible assets	607	651
TOTAL NON-CURRENT ASSETS	1,119	875
TOTAL ASSETS	7,323	13,341
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade	594	473
Other	1,501	1,090
Lease liabilities	156	-
Contract liabilities	91	225
TOTAL CURRENT LIABILITIES	2,342	1,788
NON-CURRENT LIABILITIES:
Warrants to purchase ordinary shares	700	1,372
Lease liabilities	173	-
Severance pay obligations, net	70	65
TOTAL NON-CURRENT LIABILITIES	943	1,437
TOTAL LIABILITIES	3,285	3,225
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of September 30, 2019 and December 31, 2018, 140,010,000 shares; issued and outstanding: as of September 30, 2019, and December 31, 2018 – 12,153,980 shares and 11,459,780 shares, respectively.
	*	*
Accumulated other comprehensive income	41	41
Other reserves	11,912	13,019
Additional paid in capital	51,557	49,173
Accumulated deficit	(59,472)	(52,117)
TOTAL SHAREHOLDERS' EQUITY	4,038	10,116
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,323	13,341

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Nine months ended		Three months ended
	September 30		September 30
	2019	2018	2019	2018
	U.S. dollars in thousands
REVENUE	(134)	-	(60)	-
COST OF REVENUE	102	-	40	-
RESEARCH AND DEVELOPMENT EXPENSES, NET	5,234	6,464	1,786	1,806
GENERAL AND ADMINISTRATIVE EXPENSES	2,757	1,914	1,073	1,060
OPERATING LOSS	7,959	8,378	2,839	2,866
FINANCIAL EXPENSES (INCOME):
Loss (income) from change in fair value of financial liabilities at fair value	(672)	(719)	122	2,177
Other financial expenses , net	68	-	33	23
FINANCIAL EXPENSES (INCOME), net	(604)	(719)	155	2,200
NET COMPREHENSIVE LOSS FOR THE PERIOD	7,355	7,659	2,994	5,066

	U.S. dollars		U.S. dollars
LOSS PER ORDINARY SHARE:
Basic	0.63	1.13	0.25	0.45
Diluted	0.63	1.14	0.25	0.45
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	11,750,868	6,777,841	12,045,115	11,277,503
Diluted	11,750,868	6,825,532	12,045,115	11,277,503

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2018	4,490,720	*	41	7,361	2,853	(41,813)	(31,558)
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2018:
Net loss for the period	-	-	-	-	-	(7,659)	(7,659)
Share-based compensation	-	-	-	933	-	-	933
Issuance of shares and warrants, net	1,410,000	*	-	427	8,011	-	8,438
Conversion of Preferred shares into Ordinary shares	4,905,420	*	-	-	32,621	-	32,621
Conversion of convertible loan into Ordinary shares	622,180	*	-	-	4,138	-	4,138
Conversion of Warrants to purchase preferred shares and shares into Warrants to purchase ordinary shares and shares	-	-	-	5,548	-	-	5,548
Reclassification due to share-based compensation expired	-	-	-	(1,090)	1,090	-	-
contribution from controlling shareholder	-	-	-	(51)	51	-	-
BALANCE AT SEPTEMBER 30, 2018	11,428,320	*	41	13,128	48,764	(49,472)	12,461

BALANCE AT JANUARY 1, 2019	11,459,780	*	41	13,019	49,173	(52,117)	10,116
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2019:
Net loss for the period	-	-	-	-	-	(7,355)	(7,355)
Issuance of shares due to exercise of options by employees and consultant	661,700	*	-	(586)	724	-	138
Issuance of shares due to exercise of right to purchase ordinary shares	32,500	*	-	(99)	199	-	100
Reclassification due to share-based compensation and warrants expired	-	-	-	(1,461)	1,461	-	-
Share-based compensation	-	-	-	1,039	-	-	1,039
BALANCE AT SEPTEMBER 30, 2019	12,153,980	*	41	11,912	51,557	(59,472)	4,038

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JUNE 30, 2018	4,490,720	*	41	7,896	2,915	(44,406)	(33,554)
CHANGES FOR THREE MONTHS ENDED SEPTEMBER 30, 2018:
Net loss for the period	-	-	-	-	-	(5,066)	(5,066)
Share-based compensation	-	-	-	336	-	-	336
Issuance of shares and warrants, net	1,410,000	*	-	427	8,011	-	8,438
Conversion of Preferred shares into Ordinary shares	4,905,420	*	-	-	32,621	-	32,621
Conversion of convertible loan into Ordinary shares	622,180	*	-	-	4,138	-	4,138
Conversion of Warrants to purchase preferred shares and shares into Warrants to purchase ordinary shares	-	-	-	5,548	-	-	5,548
Reclassification due to share-based compensation expired	-	-	-	(1,079)	1,079	-	-
BALANCE AT SEPTEMBER 30, 2018	11,428,320	*	41	13,128	48,764	(49,472)	12,461

BALANCE AT JUNE 30, 2019	11,899,159	*	41	13,563	49,342	(56,478)	6,468
CHANGES FOR THREE MONTHS ENDED SEPTEMBER 30, 2019:
Net loss for the period	-	-	-		-	(2,994)	(2,994)
Issuance of shares due to exercise of options by employees and consultant	222,321	*	-	(443)	555	-	112
Reclassification due to share-based compensation and warrants expired	-	-	-	(1,461)	1,461	-	-
Issuance of shares due to exercise of right to purchase ordinary shares	32,500	-	-	(99)	199	-	100
Share-based compensation	-	-	-	352	-	-	352
BALANCE AT SEPTEMBER 30, 2019	12,153,980	*	41	11,912	51,557	(59,472)	4,038

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
 CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
 (UNAUDITED)

	Nine months ended September 30
	2019	2018
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(7,355)	(7,659)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	1,640	215
Net cash used in operating activities	(5,715)	(7,444)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Short-term bank deposits	4,000
Purchase of property and equipment	(40)	(68)
Net cash provided by (used in) investing activities	3,960	(68)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Principle element of lease payments	(82)	-
Issuance of ordinary shares and tradable warrants, net of issuance costs		9,624
Proceeds from exercise of warrants	100	-
Proceeds from exercise of options	138	-
Net cash provided by financing activities	156	9,624

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,599)	2,112
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,506	11,746
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	5,907	13,858

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
 CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
 (UNAUDITED)

	Nine months ended September 30
	2019	2018
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation and amortization	185	37
Change in fair value of financial liabilities at fair value	(672)	(719)
Financial expenses, net	78	36
Issuance costs		270
Changes in severance pay obligations, net	5	(3)
Share-based compensation	1,039	933
	635	554
Changes in working capital:
Decrease in accounts receivables	725	-
Increase in other current assets	(77)	273
Decrease in contract liability	(134)	-
Increase (decrease) in accounts payable and accruals:
Trade	121	(193)
Other	411	(383)
	1,046	(303)
Cash used for operating activities -
Interest paid	(41)	(36)
	1,640	215

APPENDIX B:
Supplementary information on financing activities not involving cash flows:
Conversion of preferred shares into ordinary shares	32,621
Conversion of convertible loan into ordinary shares	4,138

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

a.	General:

1)
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018, the Company incorporated Entera Bio Inc., a fully owned subsidiary based in Delaware USA. The Company is a clinical-stage biopharmaceutical company, focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs.  Currently the Company is focused on the development of oral capsules for the treatment of osteoporosis and hypoparathyroidism. Our lead oral PTH product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism.

2)	Initial Public Offering (IPO)–
The Company filed final prospectus with the Securities and Exchange Commission ("SEC") which became effective on June 27, 2018. On July 2, 2018 the Company Completed the IPO in the Nasdaq Capital Market (the “Nasdaq”).

3)
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $59,472 thousand through September 30, 2019 and negative cashflows from operating activities. As a result of these losses and negative cash flows from operations, along with the Company's current cash position, the Company has sufficient resources to fund its operations through the middle of the first quarter of 2020. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of the company's technology to additional external parties through partnerships or research collaborations as the Company will need to finance future research and development activities, general and administrative expenses and working capital through fund raising. However, there is no certainty about the Company's ability to obtain such funding.

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operations. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

4)
On December 10, 2018, the Company entered into a research collaboration and license agreement (the “Amgen Agreement”) with Amgen Inc. (“Amgen”) in inflammatory disease and other serious illnesses. Pursuant to the Amgen Agreement, the Company and Amgen will use the Company’s proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. Amgen also has options to select up to two additional programs to include in the collaboration. Amgen is responsible for the clinical development, regulatory approval, manufacturing and worldwide commercialization of the programs.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION (Cont.):

The Company granted Amgen an exclusive, worldwide, sublicensable license under certain of its intellectual property relating to its drug delivery technology to develop, manufacture and commercialize the applicable products. The Company will retain all intellectual property rights to its drug delivery technology, and Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law.

Pursuant to the terms of the Amgen Agreement, Amgen is required to make  aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or its exercise of options to select additional two programs to include in the collaboration, as well as tiered royalty payments ranging  from the low to mid-single digits based on the level of Amgen’s net sales of the applicable products.   Amgen is required to pay for the initial program $450,000 for the second year of preclinical services to be provided by the Company and must reimburse the Company for further expenses as shall be agreed between the parties. In January 2019, as required by the Amgen Agreement, Amgen paid the Company a non-refundable and non-creditable initial technology access fee of $725,000.

As of December 31, 2018, the company recognized $500,000 in revenue. The company will recognize the remaining $225,000 received from Amgen according to the input method. During the nine months ended September 30, 2019, the Company recorded revenues in the amount of $134 thousand.

Amgen’s obligation to pay royalties with respect to a product in a particular country commences upon the first commercial sale of such product in such country and expires on a country-by-country and product-by-product basis on the later of (a) the date on which the sale of the product is no longer covered by a valid claim of a patent licensed to Amgen under the Amgen Agreement, and (b) the tenth anniversary of the first commercial sale of such product in such country.

The term of the Amgen Agreement commenced on December 10, 2018, and unless earlier terminated, shall continue in full force and effect, on a product-by-product basis, until expiration of the last-to-expire royalty term with respect to such product.

b.	Approval of financial statements

These financial statements were approved by the Company's Board of Directors on November 18, 2019.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2019 and for the nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss, changes in shareholders' equity and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2018 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2018 and for the year then ended.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

     Newly issued and recently adopted Accounting Pronouncements

IFRS 16, "Leases"

a.
Adjustments recognized on adoption of IFRS 16

The Company has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17, “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019, which was 16%. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application. The associated right-of-use assets for facility leases were measured on a retrospective adjusted basis.

Following is the composition of right-of-use assets by type:

	January 1, 2019	September 30, 2019
Facility	151	288
Vehicles	15	7
Total right-of-use asset	166	295

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

The following table summarize the contractual obligations:

	Payments due by period
	Total	Less than 1 year	1 - 3 years
	(In thousands)
Operating leases for facility and vehicles as of December 31, 2018	$123	$87	$36
Operating leases for facility and vehicles as of September 30, 2019	$389	$179	$210

b.	Practical expedients applied on adoption of IFRS 16

In applying IFRS 16 for the first time, the Company had used the following practical expedients permitted by the standard:

•	Use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•	Reliance on previous assessments on whether leases are onerous;
•	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
•	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4, “Determining whether an Arrangement contains a Lease.”

c.	Other information relating to IFRS 16

In January 2019, the Company entered into a new lease agreement for the building it uses in consideration of approximately additional $98 thousand per year. The new lease started in February 2019. The annual lease consideration is in total amount of $164 thousand.

As part of the new agreement, the whole lease agreement will expire on June 30, 2023 with a one-time option for the Company to early terminate the agreement on December 31, 2021 subject to a notice period of six months.

As of September 30, 2019, the Company provided bank guarantees of approximately $30 thousand, in the aggregate, to secure the fulfillment of its obligations under the lease agreements.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

	nine months ended	Three months ended
	September 30, 2019
Depreciation expense:
Facility	86	31
Vehicles	8	2
Financial expense	41	14
Cash paid for amounts included in the measurement of lease liabilities	123	44
Right of use assets obtained in exchange for new operating lease liabilities	223	-

NOTE 4 – FINANCIAL RISK FACTORS

The Company's activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2018.

There have been no changes in the risk management policies since the year end.

NOTE 5 – FAIR VALUE MEASUREMENT

The Company measures fair value and discloses fair value measurements for financial assets. Fair value is based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The fair value of warrants to purchase ordinary shares is based on level 1 measurement as of September 30, 2019 and September 30, 2018.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SHARE CAPITAL:

1)	Options grants

a)
On January 17, 2019, the Company granted options to purchase 124,000 ordinary shares to certain employees, with an exercise price of $3.97. The options vest over 4 years from the date of grant; 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date.  The fair value of the options at the date of grant was $341 thousand.

b)
On January 17, 2019, the Company's Board of Directors approved to grant options to purchase 25,000 ordinary shares to the CMO, with an exercise price of $3.97. From the total options, 25% will vest on March 1, 2019 and the remaining 75% options shall vest in twelve equal quarterly installments over the next three years starting January 17,2019. The grant was subject to the approval by the shareholders' of the Company, which approved the grant in May 2019. The fair value of the options at the date of grant was $68 thousand.

c)
On January 17, 2019, the Company's Board of Directors approved to grant options to purchase 201,828 ordinary shares to non-executive directors of the Company, with an exercise price of $3.97. The options will vest over 3 years in twelve equal quarterly instalments starting in the vesting commencement date (as described in each agreement). The grant was subject to the approval by the shareholders' of the Company, which approved the grant in May 2019. The fair value of the options at the date of grant was $531 thousand.

d)
On August 5, 2019, the Company’s Board of Directors approved to grant options to purchase 696,587 ordinary shares to the new CEO, with an exercise price of $2.75 per share. The options vest over 4 years from the date of grant.  25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date. The grant was subject to the approval by the shareholders of the Company, which approved the grant in October 2019. The fair value of the options at the date of grant was $1,074 thousand.

2)	Exercise of options

During the nine months ended September 30, 2019, Executive officers and a former Executive officer exercised 661,700 options into 661,700 ordinary shares for a total consideration of $138 thousand dollars.

3)
In July 2019, one of the Company’ shareholders' exercised his right to acquire 32,250 ordinary shares for a total consideration of $100 thousands (upon achievement of the second milestone) in accordance with its preferred share A purchase agreement signed in 2014 and its following amendments.

4)
On July 20, 2019, the 443,950 warrants to purchase 443,950 ordinary shares for a purchase price of $3.69 per share (upon achievement of the second milestone) in accordance with preferred share A purchase agreement signed in 2014 and its following amendments have expired. Following the expiration, the Company classified $1,352 thousand from Other Reserves to Additional paid in Capital.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – BASIC AND DILUTED LOSS PER SHARE

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the period.

Diluted

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the nine and three months ended September 30, 2019 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 5,083,073 and 5,165,706 for the nine and three months ended September 30, 2019, respectively.

All outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B and warrants to issue ordinary shares have been excluded from the calculation of the diluted loss per share for the nine months ended September 30, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B and warrants to issue ordinary shares excluded from the calculation of diluted loss per share was 10,608,063 for the nine months ended September 30, 2018.

All outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B, warrants to issue preferred shares B-1, and warrants to issue ordinary shares have been excluded from the calculation of the diluted income per share for the three months ended September 30, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B, warrants to issue preferred shares B-1, and warrants to issue ordinary shares excluded from the calculation of diluted income per share was 11,093,195 for the three months ended September 30, 2018.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – BASIC AND DILUTED LOSS PER SHARE (Cont.):

	Nine months ended		Three months ended
	September 30		September 30
	2019	2018	2019	2018
	U.S. dollars in thousand (except for share numbers)
Loss attributable to equity holders of the Company	7,355	7,659	2,994	5,066
Less:
Income from change in fair value of financial liabilities at fair value	-	135	-	-
Loss used for the computation of diluted loss per share	7,355	7,794	2,994	5,066
Weighted average number of Ordinary Shares used in the computation of basic loss per share	11,750,868	6,777,841	12,045,115	11,277,503

Add:
Weighted average number of additional shares issuable upon the assumed conversion/ exercise of:
Warrants to issue preferred shares and shares	-	47,691	-	-
	-	47,691	-	-

Weighted average number of shares used in the computation of diluted loss per share	11,750,868	6,825,532	12,045,115	11,277,503
Basic loss per Share	0.63	1.13	0.25	0.45
Diluted loss per Share	0.63	1.14	0.25	0.45

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 - SUBSEQUENT EVENTS

a)	On November 18, 2019, the Company’s Board of Directors approved options grants as follows:

i)
An options grant to purchase 30,385 ordinary shares to the new US-based CFO, with an exercise price of $2.53 per share. The options will vest over two years in equal monthly installments following the grant date. The grant is subject to the approval by the shareholders of the Company.

ii)
An options grant to purchase 33,638 ordinary shares a non-executive director of the Company, with an exercise price of $2.53. The options will vest over 3 years in twelve equal quarterly instalments starting in the vesting commencement date (as described in the agreement). The grant is subject to the approval by the shareholders of the Company.

b)
On November 2019, The Board of Directors approved options grant to a services provider in accordance with business development and advisory services agreement.  Under the terms of the agreement, the Company agreed to grant options to purchase 62,393 ordinary shares at an exercise price of $2.53.  The options will vest over six months in six equal monthly instalments starting in the effective date (as described in the agreement).